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                             July 10, 2020

       John Riccitiello
       Chief Executive Officer
       Unity Software Inc.
       30 3rd Street
       San Francisco, CA 94103

                                                        Re: Unity Software Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 26,
2020
                                                            CIK No. 0001810806

       Dear Mr. Riccitiello:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 16, 2020 letter.

       Amendment No. 1 to Draft Registration Statement

       Market, Industry and Other Data
       User Metrics, page 63

   1. We note your response to prior comment 3. Please revise to clarify that a substantial majority of your
monthly active creators are not paying customers.
       Results of Operations, page 89

   2. Please clarify your response to prior comment 7 that indicates you do not believe that a further breakdown of
the various products and services within your Operate Solutions will be helpful to
investors. Since you indicate that advertising revenues and Hosing Services
 John Riccitiello
Unity Software Inc.
July 10, 2020
Page 2
      are the two primary ways in which you generate revenue under your Operate Solutions, it appears that those components should be described by their respective revenue contribution in order to understand your operating results and related trends. Please clarify your statement that your Operate Solutions products "work together to provide all of the products and services needed to operate your game or application". It seems that advertising revenues would experience different trends and events than your Hosting
      Services fee. Explain why discussing this solution in aggregate adequately portrays and reveals underlying trends in these revenue components.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn Riccitiello
                                                          Division of
Corporation Finance
Comapany NameUnity Software Inc.
                                                          Office of Technology
July 10, 2020 Page 2
cc:       Jonie Ing Kondracki
FirstName LastName